ACADEMY SECURITIES, INC.

Statement of Financial Condition

DECEMBER 31, 2020

ACADEMY SECURITIES, INC.

Contents

EisnerAmper LLP
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New York, NY 10017
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www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Academy Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
March 31, 2021



ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Assets:

Cash and restricted cash	$ 32,756,326
Due from clearing brokers	3,314,467
Securities owned, at fair value ($451,653 pledged as collateral)	1,141,781
Accounts receivable	7,577,438
Compensation receivable	24,575,625
Prepaid expenses and other assets	126,861
Operating right of use - lease assets	190,724
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $258,767	59,801
Total Assets	**$ 69,743,023**

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:

Due to clearing broker	$ 707,120
Securities sold under agreements to repurchase	451,875
Accounts payable and accrued expenses	6,184,152
Bonus payable	21,420,962
Deferred tax liability	6,725,569
Subordinated debt interest payable	63,927
Soft dollar payable	618,037
Operating lease liabilities	204,426
Liabilities subordinated to the claims of general creditors	1,340,505
Total Liabilities	**37,716,573**

Stockholders' Equity:

Preferred stock - $.01 par value; 1,000,000 shares authorized, 46,702 shares outstanding	467
Common stock, $.01 par value; 1,000,000 shares authorized, 317,497 shares outstanding	3,175
Additional paid- in -capital	2,961,812
Series A Preferred stock subscription receivable	(148,768)
Common stock subscription receivable	(1,413,794)
Retained earnings	30,623,558
Total Equity	**32,026,450**
Total Liabilities and Stockholders' Equity	**$ 69,743,023**

The accompanying notes are an integral part
of these financial statements.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to debt and equity issuance. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service-Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company also conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides cash management solutions to clients by way of Money Market Funds (Academy Shares). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2]   Revenue from contracts with customers:

Investment Banking:

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Brokerage Commissions:

The Company introduces its customers to its clearing brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Asset Management:

The Company offers its clients 4 classes of Money Market Funds, the Academy Share Class of the JP Morgan Prime Money Market Fund (JPAXX), the JP Morgan U.S. Government Money Market Fund (JGAXX), the JP Morgan 100% U.S. Treasury Securities Money Market Fund (JACXX), and the JP Morgan U.S. Treasury Plus Money Market Fund (JPCXX). All 4 funds are managed by JP Morgan Asset Management, meaning the management team is the same as the JPM Prime and Government money market funds. The Academy Prime Fund (JPAXX) Share Class mirrors JPM Prime Money Market Fund Capital Share Class (CJPXX), the Academy Government Fund (JGAXX) Share Class mirrors JPM Government Money Market Fund Capital Share Class (OGVXX), the Academy 100%

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government Fund (JACXX) mirrors the JP Morgan 100% U.S. Treasury Securities Money Market Fund (HTSXX), and the Academy U.S. Treasury Plus Fund (JPCXX) mirrors the JP Morgan U.S. Treasury Plus Money Market Fund (AJTXX). All 4 Academy funds are available to clients via direct investment as well as third party investment portals. The Company believes that the performance obligation is satisfied during the same month that fees are charged because that is when the service condition is met with respect to that month's investment.

[3]   Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[4]   Furniture, computers, equipment, and leasehold improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5]   Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[6]   Due from clearing brokers (RBC Correspondent Services and Industrial and Commercial Bank of China):

Due from clearing brokers includes a $250,000 required deposit at RBC Correspondent Services and a $500,000 required deposit at Industrial and Commercial Bank of China.

[7]   Accounts Receivable

Accounts receivables represent receivables from broker dealers consisting of investment banking fees and commissions. As of December 31, 2020, the Company did not record any current expected credit losses. Refer to note B14 for additional information.

[8]   Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due on Common Stock. On Series A Convertible Preferred Stock, the Company began accruing interest on December 1, 2016 on the related subscription receivable. Interest is calculated for each subsequent month using the Long Term Applicable Federal Rate (AFR) for each month. All subscription receivable and related interest may be repaid from dividends paid on preferred stock.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

 [9]   Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934. Related cash balances are classified as "Restricted Cash" on the Statement of Financial Condition.

 [10]   Compensation Receivable:

The Company provided compensation to certain existing employees in the form of restricted cash awards which are subject to ratable vesting terms with service requirements.   These awards are amortized to Compensation and Related Taxes in the statement of income over the relevant service period, which is generally considered to start at the beginning of the annual compensation year. This cost is expected to be recognized over a weighted average period of approximately 3 years.

[11]   Fair Value - Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Securities listed on a national securities exchange are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

[12] Fair Value of Financial Instruments:

At December 31, 2020, the carrying value of the Company's cash, restricted cash, due to / from clearing brokers, accounts receivable, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

[13] Securities sold under agreements to repurchase:

The Company enters into various collateralized financing transactions to, among other things, acquire securities to finance the Company's long inventory positions. There were no collateralized financing arrangements reported in the statement of financial condition at December 31, 2020.

The Company pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2020, the Company had pledged $451,653 related to repurchase transactions outstanding.

[14] Allowance for current expected credit losses:

Following the adoption of ASC 326 on January 1, 2020, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect.

Current expected credit losses for an individual or portfolio of financial instruments are measured at each reporting date based on expected credit losses over the expected life of the financial instrument and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts.

The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on ageing analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded at December 31, 2020.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases

The Company determines if an arrangement is a lease at inception. Some of the Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition beginning at January 1, 2020. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities. Under the short-term lease exception provided within ASC 842, the Company does not record a lease liability or right-of-use asset for any leases that have a lease term of 12 months or less at commencement. During the year ended December 31, 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. As a result, many of the Company's leases that were determined to be operating leases were cancelled and became lease terms of less than 12 months for the year ended December 31, 2020.

The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 2.4% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

On September 26, 2012, the Company executed a 3-year operating lease for its office space in Chicago, IL. The lease was extended for a 3-year period and expired on January 31, 2019. The lease was extended for an additional 3-year period and will expire on January 31, 2022.

On August 5, 2014, the Company executed an expense sharing agreement with another entity to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expired on March 31, 2019. The lease was extended for an additional 5-year period and will expire on March 31, 2024.

Cash paid for operating leases amounted to $86,351.

Maturities of lease liabilities under non-cancelable operating leases are as follows as of December 31, 2020, along with a reconciliation to the discounted amount recorded on the December 31, 2020 statement of financial condition.

Year Ending December 31,	Operating Leases
2021	$ 88,828
2022	50,372
2023	48,144
2024	24,308
2025	0
Total undiscounted lease payments	$ 211,652
Less: imputed interest	(7,226)
Present value of Lease liabilities	$204,426

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

Maturities of short term leases are as follows as of December 31, 2020:

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA. The lease included two one-year renewal options to extend the expiration beyond the original term. The Company exercised both of these two one-year options, the latter of which expired on September 30, 2019. The Company exercised an additional one-year extension which expired on September 30, 2020. The Company exercised an additional one-year extension which will expire on September 30, 2021.

On November 11, 2017, the Company executed a sublease at 140 East 45th Street, New York, NY. The sublease expired on July 30, 2020. A new lease was executed directly with the landlord beginning August 1, 2020 that expired on October 1, 2020. In connection with this new lease, a $31,624 deposit was given to the landlord. The lease was extended for an additional 3-month period and will expire on January 1, 2021. The lease was subsequently extended for an additional 3-month period and will expire on April 1, 2021.

On March 19, 2018, the Company executed a 6-month operating lease for its office space in Sacramento, CA that expired on September 30, 2018. The lease was renewed for another 6-month period and expired on March 31, 2019. The lease was renewed for another 6-month period and expired on September 30, 2019. The lease was renewed for another 6-month period and expired on March 31, 2020. The lease was renewed for another 6-month period and expired on August 31, 2020. The lease was renewed for another 6-month period and expired on January 31, 2021. The lease was renewed for another 6-month period and will expire on July 31, 2021.

On April 18, 2018, the Company executed a 5-year and 2-month operating lease for its office space in South Norwalk, CT that would have expired on June 30, 2023. Academy subsequently negotiated a termination of this lease which expired March 1, 2020.

Litigation

The company is a defendant in pending arbitration and claims arising out of the normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current arbitration and pending claims will not have a material impact on the Company's financial position and results of operations.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2020 are comprised of:

Net deferred tax liabilities:

Compensation receivable	$(6,751,799)
Accrued expenses	17,563
Fixed Assets	4,902
Other	3,765
	$(6,725,569)

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, computer equipment, and leasehold improvements, at December 31, 2020, consist of the following:

Computer and office equipment	$ 212,041
Leasehold improvements	106,527
	318,568
Less: accumulated depreciation and amortization	(258,767)
	$ 59,801

NOTE F - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note B for additional information regarding the fair value hierarchy.

In determining fair value, the Company separates securities owned, at fair value into categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2020, all of Company's securities are classified within Level 2 of the fair value hierarchy because they are valued using recently quoted transactions and/or broker-quotations.

The following table presents the Company's assets that are measured at fair value on a recurring basis as of December 31, 2020 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Municipal Bonds	$ -	$ 690,128	$ -	$ 690,128
Agency Securities		451,653	-	451,653
Securities Owned, at Fair Value	-	1,414,781	-	1,141,781
Total Assets, at Fair Value	$ -	$ 1,141,781	$ -	$ 1,141,781

9

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE G - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $24,560,161 which exceeded the required net capital by $22,596,175. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 1.20 to 1.

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE I – CAPITAL

Academy Securities, Inc has previously offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. 65,360 shares were offered at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $100,000.

Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company. Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement.

On June 26, 2020, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock, payable on June 26, 2020. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $82,887 of a dividend due to an officer of the company was applied against his Series A Preferred subscription receivable.

On November 11, 2020, the Company's Board of Directors declared to holders of its Series A Convertible Preferred Stock a partial redemption of a minimum of 13,072 shares of Stock (12% of existing stock) at a price of $38.25 per share. The basis for the redemption was pro-rata and subject to over-redemption rights. With the authorization of the Company's Board of Directors, the size of the partial redemption was increased to 28,752 shares for a total of $1,099,728 and was concluded on December 30, 2020. In connection therewith, the Company redeemed 29,927 shares owned by an officer of the Company against his Series A Preferred subscription receivable, reducing such amount by $1,144,406.

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under sixteen subordination agreements (the "Agreements") in the aggregate amount of $1,340,505. As of December 31, 2020, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders (stockholders of the Company) and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (CONTINUED)

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/28/2011	6%	12/26/2022	$ 50,000
1/12/2012	6%	1/12/2023	100,000
3/20/2012	6%	3/20/2022	100,000
5/24/2012	6%	5/24/2022	35,000
8/5/2010	6%	7/31/2022	30,000
8/5/2010	6%	8/3/2022	150,000
8/20/2010	6%	8/18/2022	150,000
8/2/2010	6%	8/18/2022	30,000
9/28/2011	6%	9/19/2022	91,110
9/28/2011	6%	9/21/2022	91,110
1/20/2012	6%	12/26/2022	181,620
3/19/2012	6%	3/5/2022	45,555
5/25/2012	6%	5/24/2022	91,110
4/11/2014	6%	4/11/2022	100,000
4/14/2014	6%	4/14/2022	25,000
11/20/2019	6%	11/20/2024	70,000
		Total	$1,340,505

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2020

NOTE K – RETIREMENT SAVING PLAN

The Company maintains a 401(k) retirement saving plan for eligible employees. The plan allows for salary deferral arrangements under the provisions of Section 401(k) of the Internal Revenue Code. Starting on January 1, 2019, the Company's contributions into the profit-sharing plan were defined by the Internal Revenue Code's Safe Harbor rules. Under these rules, the Company contributes a safe harbor Matching Contribution to each member's account in an amount equal to: (i) 100% of the matched employee contributions that are not in excess of 3% of their compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 3% of the employee's compensation but that do not exceed 5% of their compensation. The Company may make safe harbor matching contributions in addition to the preceding.

NOTE L – SMALL BUSINESS ADMINISTRATION LOAN

On April 16, 2020, the Company received loan proceeds in the amount of $963,400 under the Small Business Administration ("SBA") Paycheck Protection Program from C3Bank, N.A. The SBA, established these loans as part of the Coronavirus Aid, Relief and Economic Security Act, which provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. Funds from the loan may only be used for payroll costs, costs used to continue group healthcare benefits, mortgage payments, rent, utilities and interest on other debt obligations incurred before February 15, 2020. The loan was accounted for under ASC 470 – Debt. The Company used the entire loan amount for qualifying expenses. On November 9, 2020 the Company's full loan amount of $963,400 was forgiven.

NOTE M – NOVEL CORONAVIRUS

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The Global impact of the outbreak continue to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 has not had a material impact on the Company's financial statements.

NOTE N – SUBSEQUENT EVENTS

On January 13, 2021, the Company received FINRA approval for four new subordination agreements in the aggregate amount of $10,000,000 at an interest rate of 4%.